UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-40533

Dingdong (Cayman) Limited

Building T4, Zhangjiang Science Gate,

Lane 188 Yuren Road

Shanghai, 200120

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Dingdong (Cayman) Limited Announces First Quarter 2026 Financial Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dingdong (Cayman) Limited

By:	/s/ Song Wang

Name:	Song Wang
Title:	Director and Chief Executive Officer

Date: May 21, 2026

Exhibit 99.1

Dingdong (Cayman) Limited Announces First Quarter 2026 Financial Results

SHANGHAI, May 21, 2026 — Dingdong (Cayman) Limited (“Dingdong” or the “Company”) (NYSE: DDL), a leading fresh grocery e-commerce company in China, with advanced supply chain capabilities, today announced its unaudited financial results for the quarter ended March 31, 2026.

First Quarter 2026 Highlights:1

•

GMV: total amount of GMV for the first quarter of 2026 increased by 6.3% year over year to RMB6,333.3 million (US$918.1 million) from RMB5,960.7 million in the same quarter of 2025, positive year-on-year growth for ninth straight quarters.

•	Net income: total amount of net income for the first quarter of 2026 was RMB165.4 million (US24.0 million), the ninth consecutive quarter of profitability.
•	Non-GAAP net income: total amount of Non-GAAP net income for the first quarter of 2026 was RMB172.0 million (US$24.9 million), the fourteenth consecutive quarter of non-GAAP profitability.

Mr. Song Wang, the Chief Executive Officer of Dingdong, stated, “As of the first quarter of 2026, Dingdong has maintained profitability under non-GAAP standards for fourteen consecutive quarters and under GAAP standards for nine consecutive quarters. The Company has also delivered year-over-year revenue growth for the ninth consecutive quarter, and sees faster growth momentum entering the second quarter. This sustained top-line expansion, together with the consistent achievement of profitability targets, is largely driven by the Company’s continued pursuit of product supply chain excellence and efficiency, user mindshare, and system capabilities. Together, these efforts underscore Dingdong’s strategic resilience and strong execution in a competitive market, while building a solid foundation and momentum for long-term growth.”

On February 5, 2026, the Company announced the entry into a definitive agreement to sell its China business to Meituan (HKEX: 3690). On February 10, 2026, the Company further announced its intention to utilize a substantial majority of the proceeds from the sale of its China operations for share repurchase plans and/or dividends upon the closing of the transaction, as well as other material terms of the transaction. As of the date of this release, the transaction has not been completed, and is subject to the satisfaction or waiver of various customary conditions set forth in the Share Purchase Agreement, including the receipt of anti-monopoly clearance from the SAMR (State Administration for Market Regulation). However, under the requirements of standards under US GAAP, the Company needs to separately classify the China business sold to Meituan as discontinued operations and the related assets and liabilities as held-for-sale in the financial statements. Therefore, in the accompanying financial statements, we will distinguish between the overseas business as continuing operations, and the China business as discontinued operations and held-for-sale assets and liabilities. No depreciation or amortization is recorded in the cost and the four categories of expenses for long-lived assets in the China business after being classified as the held-for-sale assets, as assets held for sale are measured at the lower of their carrying amount or fair value less costs to sell according to the relevant standards under US GAAP. This factor has resulted in an increase of our net income by approximately RMB138 million (US$20.0 million) in the current quarter, and this impact will continue to affect the quarterly net income every period prior to the completion of the Meituan transaction.

First Quarter 2026 Financial Results

Total revenues were RMB5,892.7 million (US$854.3 million), compared with total revenues of RMB5,479.0 million in the same quarter of 2025, representing an increase of 7.5% year over year. Revenue for China business2 as included in profit from discontinued operations increased by 5.9% year over year to RMB5,753.3 million (US$834.1 million), primarily due to the rise of number of orders resulting from rise in the average monthly number of transacting users

1 The Company presents the total amounts of certain line items, which represent the aggregate figures encompassing both continuing operations (overseas business) and discontinued operations (domestic China business).

2 The Company also discloses figures pertaining to its China business, which are classified within profit generated from discontinued operations. In addition, the Company separately presents data relating to its overseas business.

Exhibit 99.1

and higher monthly order frequency, and newly opened frontline fulfillment stations with density and market penetration improving in Eastern China. The increase was offset by the impact of the price decline in CPI for certain major categories in our business, such as pork, in the first quarter of 2026. Revenue for overseas business increased by 195.2% year over year to RMB139.4 million (US$20.2 million), primarily due to the rise of number of orders resulting from market expansion across various regions and customer base development.

•

Product Revenues were RMB5,800.7 million (US$840.9 million), compared with product revenues of RMB5,386.5 million in the same quarter of 2025, representing an increase of 7.7% year over year. Product revenues for China business increased by 6.0% year over year to RMB5,661.7 million (US$820.8 million). Product revenues for overseas business increased by 194.5% year over year to RMB139.0 million (US$20.2 million).

•

Service Revenues were RMB92.0 million (US$13.3 million), compared with service revenues of RMB92.5 million in the same quarter of 2025, representing a decrease of 0.6% year over year. Service revenues for China business decreased by 1.0% year over year to RMB91.7 million (US$13.3 million). Service revenues for overseas business increased to RMB343.4 thousand (US$50.0 thousand).

Total operating costs and expenses were RMB5,799.2 million (US$840.7 million), compared with RMB5,519.0 million in the same quarter of 2025, with a detailed breakdown as below. No depreciation or amortization is recorded in the cost and the four categories of expenses for long-lived assets in the China business after being classified as the held-for-sale assets, as assets held for sale are measured at the lower of its carrying amount or fair value less costs to sell according to the relevant standards under US GAAP. This has also impacted the line items below.

•

Cost of goods sold was RMB4,133.5 million (US$599.2 million), an increase of 7.6% from RMB3,842.1 million in the same quarter of 2025. Cost of goods sold as a percentage of revenues remained the same at 70.1%, compared with that in the same quarter of 2025. Gross margin also remained the same at 29.9%, compared with that in the same quarter of 2025. Since the launch and continued implementation of our 4G Strategy in early 2025, the gross margin for the first quarter of 2026 was generally consistent with that of previous quarters.

•

Fulfillment expenses were RMB1,214.8 million (US$176.1 million), a decrease of 3.3% from RMB1,256.1 million in the same quarter of 2025. Fulfillment expenses as a percentage of total revenues decreased to 20.6% from 22.9% in the same quarter of 2025.

•

Sales and marketing expenses were RMB123.9 million (US$18.0 million), an increase of 12.6% from RMB110.0 million in the same quarter of 2025. Sales and marketing expenses as a percentage of total revenues slightly increase to 2.1%, compared with 2.0% in the same quarter of 2025. The year-on-year increase in marketing expenses is attributable to the increase of staff costs.

•	General and administrative expenses were RMB130.2 million (US$18.9 million), an increase of 15.3% from RMB112.9 million in the same quarter of 2025, mainly driven by staff costs.

•

Product development expenses were RMB196.9 million (US$28.5 million), a slight decrease of 0.5% from RMB198.0 million in the same quarter of 2025. While advocating for energy and resource saving, we will continue to invest in our product development capabilities, agricultural technology, data algorithms, and other technology infrastructure such as the AI technical capability, to further enhance our competitiveness.

Income from operations was RMB145.4 million (US$21.1 million), compared with loss from operations of RMB21.2 million in the same quarter of 2025.

Net income was RMB165.4 million (US$24.0 million), compared to RMB8.0 million in the same quarter of 2025. Among which, net income for China business increased by 643.5% year over year to RMB236.9 million (US$34.3 million), which was largely due to cease of depreciation or amortization of long-lived assets classified as held-for-sale under US GAAP. This factor has resulted in an increase of our net income by approximately RMB138 million (US$20.0 million) in the current quarter, and this impact will continue to affect the quarterly net income every period prior to the completion of the Meituan transaction. Net loss for overseas business increased by 199.6% year over year to RMB71.4 million (US$10.4 million).

Exhibit 99.1

Non-GAAP net income, which is a non-GAAP measure that only excludes share-based compensation expenses from net income, was RMB172.0 million (US$24.9 million), an increase of 466.7% from RMB30.3 million in the same quarter of 2025. In addition, non-GAAP net income margin, which is the Company’s non-GAAP net income as a percentage of total revenues, was 2.9% compared with 0.6% in the same quarter of 2025. Non-GAAP net income for China business increased by 376.3% year over year to RMB242.1 million (US$35.1 million). Non-GAAP net loss for overseas business increased by 242.4% year over year to RMB70.2 million (US$10.2 million). Similarly, non-GAAP net income was subject to the same factors that affected net income.

Basic and diluted net income per share were RMB0.50 (US$0.07) and RMB0.50 (US$0.07), compared with net income per share of RMB0.02 and RMB0.02 in the same quarter of 2025. Non-GAAP net income per share, basic and diluted, were RMB0.52 (US$0.07) and RMB0.52 (US$0.07), compared with RMB0.09 and RMB0.09 in the same quarter of 2025.

Cash and cash equivalents, restricted cash and short-term investments were RMB3,820.0 million (US$553.8 million) as of March 31, 2026, compared with RMB3,976.8 million as of December 31, 2025. We have been working diligently to optimize our capital usage and financing structure. The cash and cash equivalents, restricted cash, short-term investments and long-term deposits as included in the other non-current assets deducting the balance of short-term borrowings, is RMB3,210.6 million, a net increase for the twelfth consecutive quarter, compared with RMB3,140.3 million as of December 31, 2025.

About Dingdong (Cayman) Limited

We are a leading fresh grocery e-commerce company in mainland China, with sustainable long-term growth. We directly provide users and households with fresh groceries, prepared food, and other food products through delivering a convenient and excellent shopping experience supported by an extensive self-operated frontline fulfillment grid. Leveraging our deep insights into consumers' evolving needs and our strong food innovation capabilities, we have successfully launched a series of private label products spanning a variety of food categories. Many of our private label products are produced at our Dingdong production plants, allowing us to more efficiently produce and offer safe and high-quality food products. We aim to be the first choice for fresh and food shopping.

For more information, please visit: https://ir.100.me.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP net income, non-GAAP net income margin, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which are non-cash charges and do not correlate to any operating activity trends. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. The Company’s definition of non-GAAP financial measures may differ from those of industry peers and may not be comparable with their non-GAAP financial measures.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this announcement.

Exhibit 99.1

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.8980 to US$1.00, the exchange rate on March 31, 2026 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, business outlook and quotations from management in this announcement, as well as Dingdong’s strategic and operational plans, contain forward-looking statements. Dingdong may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Dingdong’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dingdong’s goals and strategies; Dingdong’s future business development, financial conditions, and results of operations; the expected outlook of the fresh grocery ecommerce market in China; Dingdong’s expectations regarding demand for and market acceptance of its products and services; Dingdong’s expectations regarding its relationships with its users, clients, business partners, and other stakeholders; competition in Dingdong’s industry; and relevant government policies and regulations relating to Dingdong’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor inquiries, please contact:

Dingdong Fresh

ir@100.me

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$)

The China business is reported as discontinued operations in the consolidated statements of comprehensive loss for the current period and the comparative period in accordance with ASC 210-05, Discontinued Operations as the disposal plan of the China business represented a strategic shift that had a major effect on the Group’s operations and financial results. Further, the related current and non-current assets and liabilities associated with the China business are reflected as held for sale in the consolidated balance sheets at December 31, 2025 and March 31, 2026.

	As of
	December 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	45,722	212,045	30,740
Short-term investments	-	159,146	23,071
Accounts receivable, net	48,727	41,655	6,039
Inventories, net	39,179	24,369	3,533
Advance to suppliers	63,638	65,414	9,483
Prepayments and other current assets	11,876	14,221	2,062
Assets held for sale	4,830,947	6,368,856	923,290
Total current assets	5,040,089	6,885,706	998,218

Non-current assets:
Property and equipment, net	3,883	17,564	2,546
Operating lease right-of-use assets	280	126	18
Other non-current assets	15,418	9,419	1,366
Assets held for sale	1,956,498	-	-
Total non-current assets	1,976,079	27,109	3,930

TOTAL ASSETS	7,016,168	6,912,815	1,002,148

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	47,608	76,930	11,153
Customer advances and deferred revenue	1,242	3,942	571
Accrued expenses and other current liabilities	4,664	12,279	1,780
Salary and welfare payable	3,713	30,957	4,488
Operating lease liabilities, current	-	125	18
Liabilities held for sale	4,737,340	5,472,607	793,361
Total current liabilities	4,794,567	5,596,840	811,371

Non-current liabilities:
Operating lease liabilities, non-current	287	-	-
Liabilities held for sale	1,045,097	-	-
Total non-current liabilities	1,045,384	-	-

TOTAL LIABILITIES	5,839,951	5,596,840	811,371

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$)

	As of
	December 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	US$

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (CONTINUED)
Mezzanine Equity:
Redeemable noncontrolling interests	135,435	138,030	20,010

TOTAL MEZZANINE EQUITY	135,435	138,030	20,010

Shareholders' equity:
Ordinary shares	4	4	1
Additional paid-in capital	14,260,014	14,266,576	2,068,219
Treasury stock	(59,969)	(59,969)	(8,694)
Accumulated deficit	(13,163,215)	(13,000,373)	(1,884,657)
Accumulated other comprehensive income/(loss)	3,948	(28,293)	(4,102)

TOTAL SHAREHOLDERS' EQUITY	1,040,782	1,177,945	170,767

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	7,016,168	6,912,815	1,002,148

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended March 31,
	2025	2026	2026
	RMB	RMB	US$

Revenues:
Product revenues	47,220	139,048	20,157
Service revenues	3	343	50

Total revenues	47,223	139,391	20,207

Operating costs and expenses:
Cost of goods sold	(43,552)	(129,263)	(18,739)
Fulfillment expenses	(18,272)	(41,191)	(5,971)
Sales and marketing expenses	(1,119)	(10,310)	(1,495)
Product development expenses	(2,146)	(12,022)	(1,743)
General and administrative expenses	(6,221)	(15,212)	(2,205)

Total operating costs and expenses	(71,310)	(207,998)	(30,153)

Other operating loss, net	(440)	(4,059)	(588)
Income from operations	(24,527)	(72,666)	(10,534)
Interest income	568	581	84
Other income, net	137	659	95

Income before income tax	(23,822)	(71,426)	(10,355)

Income tax expenses	(20)	(2)	-

Net loss from continuing operations	(23,842)	(71,428)	(10,355)
Net income from discontinued operations, net of tax	31,859	236,865	34,338
Net income	8,017	165,437	23,983

Net loss from discontinued operations attributable to redeemable noncontrolling interests	(2,402)	(2,595)	(376)

Net income attributable to ordinary shareholders	5,615	162,842	23,607

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended March 31,
	2025	2026	2026
	RMB	RMB	US$

Net income per Class A and Class B ordinary share:
Basic
Continuing operations	(0.07)	(0.22)	(0.03)
Discontinued operations	0.09	0.72	0.10
Diluted
Continuing operations	(0.07)	(0.22)	(0.03)
Discontinued operations	0.09	0.72	0.10
Basic net income per share attributable to Class A and Class B ordinary shareholders	0.02	0.50	0.07
Diluted net income per share attributable to Class A and Class B ordinary shareholders	0.02	0.50	0.07
Shares used in net income per Class A and Class B ordinary share computation:
Basic	324,576,757	324,883,084	324,883,084
Diluted	324,576,757	324,883,084	324,883,084
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments from continuing operations	(3,933)	(37,782)	(5,477)
Foreign currency translation adjustments from discontinued operations	802	5,543	804

Total other comprehensive loss from continuing operations	(27,775)	(109,210)	(15,832)
Total other comprehensive income from discontinued operation	32,661	242,408	35,142
Comprehensive income	4,886	133,198	19,310

Net loss from discontinued operations attributable to redeemable noncontrolling interests	(2,402)	(2,595)	(376)

Comprehensive income attributable to ordinary shareholders	2,484	130,603	18,934

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended March 31,
	2025	2026	2026
	RMB	RMB	US$

Net cash (used in)/generated from continuing operating activities	(9,555)	15,758	2,284
Net cash generated from discontinued operating activities	94,789	130,952	18,984
Net cash generated from operating activities	85,234	146,710	21,268

Net cash generated from/(used in) continuing investing activities	1,897	(168,317)	(24,401)
Net cash generated from discontinued investing activities	439,789	619,329	89,784
Net cash generated from investing activities	441,686	451,012	65,383

Net cash used in continuing financing activities	-	-	-
Net cash used in discontinued financing activities	(199,911)	(196,814)	(28,532)
Net cash used in financing activities	(199,911)	(196,814)	(28,532)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(231)	(5,275)	(764)
Net increase in cash and cash equivalents and restricted cash	326,778	395,633	57,355

Cash and cash equivalents and restricted cash at the beginning of the period	890,215	1,107,136	160,501
Cash and cash equivalents and restricted cash at the end of the period	1,216,993	1,502,769	217,856
Less: Cash and cash equivalents and restricted cash held for sales at end of the period	1,158,834	1,290,724	187,116
Cash and cash equivalents and restricted cash from continuing operations at the end of the period	58,159	212,045	30,740

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended March 31,
	2025	2026	2026
	RMB	RMB	US$

Net loss from continuing operations	(23,842)	(71,428)	(10,355)
Add: Share-based compensation expenses of continuing operations	3,353	1,274	185
Non-GAAP net loss from continuing operations	(20,489)	(70,154)	(10,170)

Net income from discontinued operations	31,859	236,865	34,338
Add: Share-based compensation expenses of discontinued operations	18,976	5,255	762
Non-GAAP net income from discontinued operations	50,835	242,120	35,100

Total Non-GAAP net income	30,346	171,966	24,930

Exhibit 99.1

The following schedules set forth the breakdown of assets and liabilities held for sale and income from discontinued operations of Dingdong’s China business which were included in the Company’s unaudited interim condensed consolidated financial statements:

	As of
	December 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	US$
		(in thousands)
Cash and cash equivalents	1,061,073	1,290,264	187,049
Restricted cash	340	460	67
Short-term investments	2,869,681	2,157,988	312,843
Accounts receivable, net	143,212	146,511	21,240
Inventories, net	531,306	453,713	65,775
Advance to suppliers	50,466	42,646	6,182
Prepayments and other current assets	174,869	174,475	25,292
Property and equipment, net	-	241,252	34,974
Operating lease right-of-use assets	-	1,678,026	243,263
Other non-current assets	-	183,521	26,605
Total current assets classified as held for sale	4,830,947	6,368,856	923,290

Property and equipment, net	228,874	-	-
Operating lease right-of-use assets	1,579,819	-	-
Other non-current assets	147,805	-	-
Total non-current assets classified as held for sale	1,956,498	-	-

Accounts payable	1,872,734	1,766,724	256,121
Customer advances and deferred revenue	272,019	265,327	38,464
Accrued expenses and other current liabilities	751,954	753,144	109,184
Salary and welfare payable	300,818	314,572	45,603
Operating lease liabilities, current	668,295	665,511	96,479
Short-term borrowings	871,520	674,344	97,759
Operating lease liabilities, non-current	-	884,227	128,186
Other non-current liabilities	-	148,758	21,565
Total current liabilities classified as held for sale	4,737,340	5,472,607	793,361

Operating lease liabilities, non-current	897,524	-	-
Other non-current liabilities	147,573	-	-
Total non-current liabilities classified as held for sale	1,045,097	-	-

Exhibit 99.1

	For the three months ended March 31,
	2025	2026	2026
	RMB	RMB	US$
	(in thousands)
Revenues:
Product revenues	5,339,280	5,661,663	820,769
Service revenues	92,536	91,650	13,286

Total revenues	5,431,816	5,753,313	834,055

Operating costs and expenses:
Cost of goods sold	(3,798,554)	(4,004,233)	(580,492)
Fulfillment expenses	(1,237,822)	(1,173,653)	(170,143)
Sales and marketing expenses	(108,834)	(113,542)	(16,460)
Product development expenses	(195,823)	(184,864)	(26,800)
General and administrative expenses	(106,660)	(114,938)	(16,663)

Total operating costs and expenses	(5,447,693)	(5,591,230)	(810,558)

Other operating income, net	19,163	55,948	8,111
Income from discontinued operations	3,286	218,031	31,608
Interest income	34,555	23,685	3,434
Interest expenses	(5,964)	(2,381)	(345)
Other income/(expenses), net	1,520	(225)	(33)

Income before income tax	33,397	239,110	34,664

Income tax expenses	(1,538)	(2,245)	(326)

Net income from discontinued operations	31,859	236,865	34,338